September 26, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	Safe and Green Development Corporation
Registration Statement on Form S-1
Filed August 30, 2024 File No: 333-281889

Dear Ms. Paulemon:

Safe and Green Development Corporation (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-281889), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Monday, September 30, 2024, at 4:00 p.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Leslie Marlow at (212) 885-5358 or Melissa Palat Murawsky at (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SAFE AND GREEN DEVELOPMENT CORPORATION

By:	/s/ Nicolai Brune
	Name:	Nicolai Brune
	Title:	Chief Financial Officer

cc:   Leslie Marlow, Blank Rome LLP

Melissa Palat Murawsky, Blank Rome LLP